Exhibit 99.1

A final base shelf prospectus, as supplemented by a prospectus supplement, containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final prospectus, the prospectus supplement and any amendment thereto, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final prospectus, and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Providing Therapies for Unmet Medical Needs

in Oncology & Endocrinology

November 2013

Forward Looking Statement

This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause Aeterna Zentaris’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements and disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except if we are required to do so by a governmental authority or under applicable law.

Aeterna Zentaris

2

Investment Highlights

Company

A specialty biopharmaceutical company focused on developing and commercializing treatments in oncology and endocrinology

Pipeline

High value, wholly owned, later stage product candidates

– Macimorelin acetate: GH release inducer to evaluate GH deficiency in adults (“AGHD”) (FDA orphan designation) / NDA submitted

– Zoptarelin doxorubicin: Endometrial cancer / Phase 3 (under SPA with FDA)

– AEZS-120: Prostate cancer

Multiple product candidates for additional potential upside

Growth

Innovative technology platform supporting long-term growth

Leadership

Proven leadership with expertise in delivering rapid and

consistent revenue and earnings growth at various companies

Aeterna Zentaris

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Agenda

Aeterna Zentaris today

Advancing our product pipeline

Future plans

Aeterna Zentaris 4

Aeterna Zentaris at a Glance

Aeterna Zentaris formed through Dec. 2002 acquisition of Zentaris, a spin-out of Asta Medica

Late stage, specialty biopharmaceutical company, focused on oncology and endocrinology

Resource optimization is a priority

– North America: 15 staff

– Germany: 70 staff (down from 120)

– Addition of Chief Commercial Officer

– Addition of Chief Scientific Officer

NASDAQ: AEZS, TSX: AEZ

– Market cap ~$45M as at November 5, 2013

Cash on hand as of September 30, 2013: $24.8M with no debt

– Expected cash position as of Dec. 31, 2013: over $24M

Aeterna Zentaris 5

Seasoned Management Team with Significant Industry

Experience

Years of

Executive Title Prior Affiliation(s)

Experience

Abbott, BMS, Wyeth, Solvay,

David A. Dodd President and CEO 30+

Serologicals and others

Jude Dinges Senior VP and CCO Merck, Novartis, Amgen 25+

Cephalon, SmithKline Beecham,

Paul Blake Senior VP and CMO 30+

ICI Pharmaceuticals

Senior VP, Regulatory Chugai Pharma USA, Schering-

Nicholas J. Pelliccione 30+

and Quality Affairs Plough

Dennis Turpin Senior VP and CFO Coopers & Lybrand 25+

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Strategic Growth Plan

Work towards successful development and commercialization

of our pipeline

– Macimorelin acetate

– Zoptarelin doxorubicin

– AEZS-120

– Addition of Chief Scientific Officer

Pursue successful in-/out-licensing opportunities

– Integrated commercial activities

– Leverage sales force

– Addition of Chief Commercial Officer

Become a specialty biopharmaceutical commercially

operating company

Aeterna Zentaris

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Agenda

Aeterna Zentaris today

Advancing our product pipeline

Future plans

Aeterna Zentaris 8

Pipeline – Supporting Long-Term Growth

Product Candidate	Discovery	Preclinical	Phase 1	Phase 2	Phase 3	NDA
Macimorelin acetate				Inducer of GH release to evaluate AGHD		
Macimorelin acetate			Cancer Induced Cachexia*			
Zoptarelin doxorubicin				Endometrial Cancer		
Zoptarelin doxorubicin		Ovarian,** Breast and Prostate* Cancers				
AEZS-120	Recombinant Prostate Cancer Vaccine					
Ozarelix				Prostate Cancer*		Partnered with Spectrum, Nippon Kayaku
Perifosine			Multiple Cancers*		Partnered with Handok, Yakult, Hikma	
AEZS-112		Multiple Cancers				
AEZS-129-136	Erk & PI3K Inhibitors					
AEZS-137	Disorazol Z (Oncology)***					
AEZS-138	LHRH – Disorazol Z***					
Compound library	120,000	Cooperation with NCI				

* Fully sponsored through grants and/or partners ** Ovarian cancer Phase 2 completed *** Partially sponsored through grants and/or partners

Aeterna Zentaris 9

Advancing Our Lead Products

Product	Lead Indication	Status	Potential Market
Macimorelin acetate	AGHD evaluation	NDA submitted Orphan Drug Designation	Estimated annual number of tests ~ 100,000 +
Zoptarelin doxorubicin	Endometrial cancer	Phase 3 (under SPA)	Estimated annual new cases ~ 95,000
AEZS-120	Prostate cancer	Clinical Trial Application (CTA) approved	Estimated annual new cases ~ 505,000

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Macimorelin acetate

Growth Hormone Deficiency

Background

Growth hormone (GH) maintains proper amounts and balance of

body fat, muscle and bone

Adult Growth Hormone Deficiency (AGHD) most commonly

results from damage to the pituitary gland

Symptoms

Reduced lean mass

Adverse lipid profile

Reduced bone mineral density

(accelerated atherogenesis)

Reduced exercise capacity

Altered cardiac function

Reduced quality of life

Increased fat mass,

particularly in truncal region

Current Diagnosis Process

Patient in fasting state

Provoke GH release

Conduct standard GH blood test for AGHD confirmation

Source: Navigant

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Induction of Growth Hormone Release

The Unmet Need

Current method – not FDA approved

Insulin Tolerance Test (ITT)

– Significant potential side effects

– Contraindicated in core patient populations

Elderly

Seizure disorders

Ischemic heart disease

– Lengthy procedure (up to 4 hours)

– Labor intensive

– High administrative costs

Requires medical supervision

Test site with emergency equipment

Potential need for hospital admission for ITT

Need for alternative to ITT

Aeterna Zentaris 12

M a c i m o r e l i n a c e t a t e

Product Profile and Status

Product

Novel orally-active ghrelin agonist that induces a fasting patient’s

GH secretion

Status

Phase 3 under SPA as oral ghrelin agonist for the evaluation of

AGHD completed

(FDA orphan-drug designation)

- NDA submitted

Phase 2 ongoing as a potential treatment for

cancer-induced cachexia

Aeterna Zentaris 13

Macimorelin acetate
Unique Mode of Action

- Ghrelin potently induces growth hormone (GH) release
- GH a potent regulator of lipid, sugar and protein metabolism
- GH mimetic directly stimulates growth hormone (GH) secretion from the pituitary gland
- Macimorelin is a novel, patented GH mimetic



Macimorelin acetate
(AEZS-130)
GHRH
SRIF
Hypothalamus
Ghrelin
Pituitary Gland
Stomach
GH
Liver
IGF-1

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Macimorelin acetate

Positive Phase 3 Results under SPA to evaluate AGHD

Phase 3 Summary

Patients 50 AGHD patients

48 matched controls

Efficacy Primary efficacy: achieved > 85% AUC of the Receiver results Operating Characteristic (ROC) Curve – which determines Specificity and

Sensitivity

Dosing 0.5 mg/kg given in oral solution of 0.5 mg/ml

Adverse Most common adverse reactions associated with macimorelin acetate events(greater than 1% incidence in all macimorelin acetate-treated patients in a

Phase 3 trial) were bitter taste in mouth (dysgeusia) (12%) and diarrhea

(3%)

Source: JM Garcia and al., Journal of Clinical Endocrinology Metab., April 4, 2013 as doi:10.1210/jc.2013-1157

Aeterna Zentaris 15

Annual Market Opportunity for GHD Evaluation

US

1

Adult 36,000

2

Traumatic Brain Injury (adult) 122,000

1

Pediatrics 41,000

2

Traumatic Brain Injury (pediatrics) 34,000

Total GHD tests: 233,000

1

Source: Navigant 2009

2

Source: Centers for Disease Control and Prevention (CDC) – MMWR, 2010 and 2011

2

Source: Agha et al., British Journal of Neurosurgery, 2007

2

Source: Fernandez-Rodrigues et al, Frontiers in Endocrinology, 2011

2

Source: Popovic et al. AGHD, Frontiers of Hormone Research, Basel, Karger, 2005

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Significant Expansion Opportunity for AGHD Evaluation

Traumatic Brain Injury (TBI) Victims

215,000 adult patients (≥ 19 years) annually hospitalized for

Traumatic Brain Injury (TBI) in U.S.*

An estimated 40,850 (19%) of both severe and moderate

hospitalized TBI victims will develop GHD**

GHD patients should be tested at 3, 6 and 12 months for

evaluation, for a potential total of 122,000 annual tests in the

U.S. alone***

Would fall into our initial approved indication

* Source: Centers for Disease Control and Prevention (CDC) – MMWR, 2010 and 2011

** Source: Agha et al., British Journal of Neurosurgery, 2007

** Source: Fernandez-Rodrigues et al, Frontiers in Endocrinology, 2011

***Source: Popovic et al. AGHD, Frontiers of Hormone Research, Basel, Karger, 2005

Aeterna Zentaris 17

Current Tests Billing Costs

Current Billing

Provocative Tests

(materials & physician services)

Insulin Tolerance Test (ITT)

Glucagon Stimulation Test (GST) ~$2,000 to $3,200

GHRH/Arginine (Geref*)

*No longer available and withdrew from the market since 2008

Source: Zack Consulting Services – 2013

Aeterna Zentaris 18

M a c i m o r e l i n a c e t a t e

Additional Indication in Development

Cachexia Associated with Cancer

Cachexia leads to significant weight loss and diminished functional performance. No approved treatments

Macimorelin acetate stimulates food intake and increases body weight in preclinical animal studies

Proof-of-concept study in cachexia associated with cancer initiated under CRADA at the Michael E. DeBakey, VA Medical Center,

Houston

– Phase 2A trial in 18 to 26 patients

– Double-blind, randomized, placebo-controlled dose finding

– Primary objectives: safety and efficacy

Significant unmet medical need

Aeterna Zentaris 19

Macimorelin acetate
Next Steps

- NDA submitted to evaluate AGHD
- Commercial plan for product launch in the U.S.
  - Core sales force of ~ 20 reps
  - 30 centers for GH evaluation in adults
  - 2,500 specialists to target
- Continue development
  - Inducement of GH release: pediatrics and for other territories
  - Cancer-induced cachexia



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Advancing Our Lead Products

Product	Lead Indication	Status	Potential Market
Macimorelin acetate	AGHD evaluation	NDA submitted Orphan Drug Designation	Estimated annual number of tests ~ 100,000 +
Zoptarelin doxorubicin	Endometrial cancer	Phase 3 (under SPA)	Estimated annual new cases ~ 95,000
AEZS-120	Prostate cancer	Clinical Trial Application (CTA) approved	Estimated annual new cases ~ 505,000

Aeterna Zentaris
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Endometrial Cancer – The Unmet Need

Disease

Develops when cells in the inner lining of the uterus

(the endometrium) become abnormal and grow

uncontrollably

Symptoms

Bleeding or discharge not related to menstruation

Difficult or painful urination

Pain during sexual intercourse

Prognosis

The five year survival rates for endometrial cancer by stage are:

– Stage I: 70-95%, stage II: up to 55%, stage III: up to 25%, stage IV: up to 5%

Often spreads to lungs, liver, bones, brain, vagina, and certain lymph nodes

Current Treatments

Stage III or IV: surgery, followed by chemotherapy (combination of platinums and paclitaxel) and/or radiation therapy

Source: NCI and SEER

Aeterna Zentaris 22

Large Market Opportunity

Endometrial cancer: most

95k new cases

in 2013 invasive gynecologic cancer

(U.S., CAN, EU-G5)

No approved product in the

US and most of Europe

Recurrent

Disease:

~20%

Source: Datamonitor 2010

Aeterna Zentaris 23

LHRH Receptor Expression in Human Tumor Tissue

LHRH receptors

LHRH receptors

are over-expressed

on many reproductive

system tumors

Aeterna Zentaris 24

Zoptarelin doxorubicin
Product Profile and Status

Product

- Patented peptide-drug conjugate (PDC) targets receptors delivering potent chemo agent doxorubicin to tumor cells

Status

- Completed Phase 2 studies in endometrial and ovarian cancer with positive results
- **Z**opt**EC** Phase 3 trial in endometrial cancer currently enrolling in North America, Europe and Israel
  - FDA Special Protocol Assessment (SPA)
  - EMA Scientific Advice and Voluntary Harmonization Process
  - CRO Ergomed to assume 30% up to $10M of clinical and regulatory costs
- Exploring clinical efficacy in other LHRH-receptor positive cancers

Aeterna Zentaris 25

Zoptarelin doxorubicin
Unique Mode of Action

- Allows specific targeting of tumor cells expressing the LHRH receptor
- LHRH receptor – ideal target for personalized medicine approach
  - Expressed in human cancer tissue*
    - Breast ~ 60%
    - Endometrial ~ 80%
    - Ovarian ~ 80%
    - Prostate and bladder
  - Only detectable in reproductive tissue and pituitary
  - LHRH agonist can be used for targeting LHRH receptors
  - Companion diagnostic opportunity

**Source: Limonta et al., Endocrine Reviews, 2012*

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Zoptarelin doxorubicin

Powerful Trojan Horse for Targeting Cancer Cells

LHRH targeted DOX conjugate

DOX LHRH

targeting agent

Binding on the LHRH receptor

MDR-1

Migration to the nucleus

Cell death

Aeterna Zentaris 27

Zoptarelin doxorubicin

Encouraging Phase 2 Results in Recurrent Endometrial Cancer

Phase 2 Summary	
Patients	▪ n = 43
Efficacy results	▪ Complete response: n = 2 ▪ Partial response: n = 11 ▪ Stabilization of disease: n = 17 ▪ Overall response rate: 30.2% ▪ Time to progression: 7 months ▪ Overall survival: 15 months
Dosing	▪ 267 mg/m^2 ▪ IV infusion every 3 weeks
Adverse events	▪ No cardiotoxicity observed ▪ Hematological toxicity rapidly reversible

Overall survival (OS) compares favorably to modern triple-combination chemotherapy

Source: Emons G. and al., International Journal of Gynecological Cancer , in press

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Zoptarelin doxorubicin
Phase 2 Endometrial Cancer – Historical Comparison

- Randomized Trials of Combination First-Line Chemotherapy in Metastatic Endometrial Cancer

Study and Regimen	Patients	Response Rate (RR) (%)	Median OS (months)
Thigpen *et al.**	356		
Doxorubicin		22	6.7
Doxorubicin/cyclophosphamide		33	7.3
Fleming *et al.**	273		
Doxorubicin/cisplatin		34	12.3
Doxorubicin/cisplatin/paclitaxel		57	15.3

Zoptarelin doxorubicin: ORR = 30.2% and OS = 15 months

*No patients had received prior therapy with cytotoxic drugs

Ref.: Temkin S, Fleming G: Current treatment of metastatic endometrial cancer. Cancer Control 2009;16:3

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Zoptarelin doxorubicin

Phase 3 Study Design in Recurrent Endometrial Cancer Under SPA

Phase 3 "ZoptEC" (**Zopt**arelin doxorubicin in **E**ndometrial **C**ancer) trial in women with advanced, recurrent or metastatic endometrial who have progressed and who have received one chemotherapeutic regimen with platinum and taxane (either as adjuvant or first line treatment)

Patients	▪ n = 500 ▪ Randomized one to one ▪ Zoptarelin doxorubicin against doxorubicin
Dosing	▪ 267 mg/m^2 (zoptarelin doxorubicin) against 60 mg/m^2 (doxorubicin) ▪ IV infusion every 3 weeks
Primary endpoint	▪ Overall survival (minimum 3 month improvement) ▪ 365 events

Interim analysis at ~128 events and ~180 events



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Zoptarelin doxorubicin
Next Steps

- Initiate all clinical sites and associated recruitment for the Phase 3 **Zopt****EC** trial in endometrial cancer
- Interim results in 2015 (~128 events)
- Continue the Phase 2 programs in triple-negative breast and prostate cancers
- Pursue development of a companion diagnostic for zoptarelin doxorubicin and successor compounds
- Commercial plan
  - Prepare commercial launch in North America and Europe
  - Establish partnerships in ROW



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Advancing Our Lead Products

Product	Lead Indication	Status	Potential Market
Macimorelin acetate	AGHD evaluation	NDA submitted Orphan Drug Designation	Estimated annual number of tests ~ 100,000 +
Zoptarelin doxorubicin	Endometrial cancer	Phase 3 (under SPA)	Estimated annual new cases ~ 95,000
AEZS-120	Prostate cancer	Clinical Trial Application (CTA) approved	Estimated annual new cases ~ 505,000

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Prostate Cancer – Large Market Opportunity

Fast Growing Market

$10.1B

$3.6B

Japan

Europe

U.S.

2010 Actual 2020 Forecast

Vaccines and immunotherapies expected to represent

9% of total $10.1B market in 2020

Aeterna Zentaris Source: Decision Resources 33

AEZS-120

Product Profile and Status Today

Product

Innovative patented live recombinant oral vaccine candidate for prostate cancer

Induces cellular and innate immune response

– May bypass immunotolerance through T-cell suppression and exerts a long-lasting immune response

– Off-the-shelf product

Status

Preclinical, planning initiation of Phase 1 / Proof-of-Concept trial in prostate cancer (Herlev Hospital, Denmark)

Aeterna Zentaris 34

AEZS-120

Mode of Action

Carrier strain: Salmonella typhi Ty21a – an approved oral live thyphoid vaccine with an excellent safety profile

Induction of immune response by PSA fusion protein

Adjuvant activity of AEZS-120 provided by two different components:

– Salmonella bacterium

– PSA-CtxB

1- Genetically modified live bacterium

(Salmonella typhi Ty21a MoPC)

Secretion of the free

antigenic fusion

protein (PSA)

All sequences of events lead to

death or retardation of

growth in cancer cells

2- PSA-CtxB

Recombinant

The fusion of the PSA to the

DNA

non-toxic B subunit of cholera

toxin (CtxB)

Aeterna Zentaris 35

AEZS-120

Advantages of AEZS-120

Oral administration

Provoke a specific tumor immune response against PSA Potential to overcome key hurdles for cancer vaccines (may bypass immune tolerance/anergy and T-cell suppression)

Provoke an efficient and long-lasting immune response Less sensitive to tolerance or suppressive immunity, which often hampers the efficacy of conventional vaccines in cancer

No specific preparation needed for each patient

Aeterna Zentaris 36

AEZS-120

Next Steps

Initiate Phase 1 / Proof-of-Concept IND in the U.S. under consideration Establish a proof-of-concept in humans

Aeterna Zentaris 37

Agenda

Aeterna Zentaris today

Advancing our product pipeline

Future plans

Aeterna Zentaris 38

Delivering on our Milestones

Milestones for 2013

STATUS

®

Cetrotide

® Transfer of Cetrotide manufacturing rights to Merck KGaA

Macimorelin acetate

NDA submission to evaluate AGHD

Complete commercial plans for initial product launch

Continue Phase 2 trial in cancer-induced cachexia

Zoptarelin doxorubicin

Agreement signed with Ergomed as CRO

First patient recruited for the Phase 3 ZoptEC trial in endometrial cancer

Initiate > 50% of clinical sites

Continue Phase 2 programs in triple-negative breast and prostate cancers

AEZS-120

Initiate Phase 1 / Proof-of-Concept trial in prostate cancer

Aeterna Zentaris 39

Near-term Milestones

Value Drivers

Macimorelin acetate

Launch in the U.S. as an oral ghrelin agonist inducing GH release to evaluate AGHD

Initiate clinical program for evaluation of GH deficiency in children

Results from Phase 2 trial in cancer-induced cachexia

Zoptarelin doxorubicin

ZoptEC trial:

- Complete sites enrolment (over 100)

- Complete patient recruitment (500)

- First interim analysis (128 events)

Results from Phase 2 programs in triple-negative breast and prostate cancers

AEZS-120

Proof-of-concept in humans Phase 1 in prostate cancer

Aeterna Zentaris 40

Vision

Transform Aeterna Zentaris from R&D stage to a

commercially operating company through:

Working towards successful development and

commercialization of our pipeline

Pursuing successful in-/out-licensing opportunities

Aeterna Zentaris 41